VENDUNI, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Venduni, Inc.
Dallas, Texas

We have reviewed the accompanying consolidated financial statements of Venduni Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the year ending December 31, 2024, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 17, 2025
Los Angeles, California

VENDUNI, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	389
Due from Related Party		179,852
Prepaids and Other Current Assets		-
Total Current Assets		**180,241**
Property and Equipment, net		95,761
Right-of-Use Asset		23,226
Total Assets	**$**	**299,228**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	111,930
Convertible Notes		190,000
Accrued Interest on Convertible Notes		14,819
Lease Liability, current portion		1,662
Other Current Liabilities		4,636
Total Current Liabilities		**323,047**
Lease Liability, net of current portion		26,707
Related Party Loan		81,705
Accrued Interest on Related Party Loans		11,565
Total Liabilities		**443,024**
STOCKHOLDERS' EQUITY		
Common Stock		850
Subscription Receivable		(850)
Additional Paid in Capital		1,000
Accumulated Deficit		(144,796)
Total Stockholders' Equity		**(143,796)**
Total Liabilities and Stockholders' Equity	**$**	**299,228**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	2024
(USD $ in Dollars)	
Net Revenue	$ 65,039
Cost of Goods Sold	29,440
Gross Profit	**35,599**
Operating Expenses	
General and Administrative	125,578
Selling and Marketing	3,000
Total Operating Expenses	**128,578**
Net Operating Loss	**(92,979)**
Interest Expense	26,004
Other Loss	105
Loss Before Provision for Income Taxes	**(119,088)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (119,088)**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Accumulated Deficit	Subsription Receivable	Total Stockholders' Equity
Balance—December 31, 2023	**-**	**$ -**	**$ 1,000**	**$ (25,708)**	**$ -**	**$ (24,708)**
Issuance of stock	8,500,000	850	-	-	(850)	-
Net Loss	-	-	-	(119,088)	-	(119,088)
Balance—December 31, 2024	**8,500,000**	**$ 850**	**$ 1,000**	**$ (144,796)**	**$ (850)**	**$ (143,796)**

See accompanying notes to Consolidated financial statement

VENDUNI, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

For the Year Ended December 31,		2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(119,088)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Depreciation of Property		18,556
Accrued Interest on Convertible Notes		13,767
Accrued Interest on Related Party Loans		10,196
Non-Cash Lease Expense		5,143
Changes in Operating Assets and Liabilities:		
Prepaids and Other Current Assets		110,348
Due From Related Parties		(179,852)
Accounts Payable		101,612
Other Current Liabilities		4,636
Net Cash Used In Operating Activities		**(34,682)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(107,952)
Net Cash Used in Investing Activities		**(107,952)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock		-
Borrowing on Related Party Loans		48,629
Borrowing on Convertible Notes		90,000
Net Cash Provided by Financing Activities		**138,629**
Change in Cash & Cash Equivalents		**(4,005)**
Cash & Cash Equivalents —Beginning of The Year		4,394
Cash & Cash Equivalents—End of The Year	**$**	**389**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$	2,041

See accompanying notes to Consolidated financial statement

1. NATURE OF OPERATIONS

Venduni, Inc. was incorporated on December 19, 2024, in the state of Delaware. The Company has a wholly owned subsidiary, Venduni Master Operating LLC, which was formed on July 20, 2023, in the state of Texas. The consolidated financial statements of Venduni, Inc. (which may be referred to as the "Company", "we", "us", "our" or "Venduni") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dallas, Texas.

Venduni is transforming how consumers enjoy artisanal products by seamlessly blending cutting-edge technology with premium smart hospitality. Venduni's innovative Smart Cafes deliver high-quality food and beverages directly to consumers, eliminating the need for traditional restaurant visits, take-out, or delivery services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of a subsidiary over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company files a consolidated federal tax return with its subsidiary. The operating subsidiary is a limited liability company (LLC) and is treated as a pass-through entity for tax purposes; therefore, all income or losses are reported by the members on their individual tax returns. The holding company had no taxable income and did not incur any income tax expense for the year ended December 31, 2024.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
KioSoft Machine	5 years
SandStar Machines	5 years
Wall-Infrastructure	5 years

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at a point-in-time when a customer takes possession of the goods.

Cost of Sales

Cost of sales includes the cost of retail products, raw materials, and ingredients.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 17, 2025, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current liabilities consist of the following items

As of December 31,		2024
Accrued Payable		1,896
Tax Payable		2,740
Total Other Current Liabilities	**$**	**4,636**

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,		2024
Furniture and Equipment	$	3,950
KioSoft Machine		55,680
SandStar Machines		40,516
Wall-Infrastructure		14,171
Property and Equipment, at cost		**114,317**
Accumulated Depreciation		(18,556)
Property and Equipment, net	**$**	**95,761**

Depreciation expense for the year ended December 31, 2024, was $18,556.

5. LEASES

The Company has an operating lease for business premises. The Company's leases have terms maturing through June of 2029. Monthly payments are $750 and do contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2024, was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2024, are as follows:

As of December 31,		**2024**
2025	$	4,500
2026		9,000
2027		9,000
2028		9,000
Thereafter		4,500
Present Value Discount		(7,631)
Total	**$**	**28,369**

6. DEBT

Related Party Loans

During 2023, the wholly owned subsidiary Venduni Master Operating LLC borrowed funds from related parties via Lines of Credit. The details are provided below:

					As of December 31, 2024		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Harberg Inc, - Line of Credit	Maximum $125,000	10.00%	8/1/2023	12/31/2025	$ -	$ 80,625	$ 80,625
TDJ Global Concepts, LLC - Line of Credit	Maximum $100,000	8.00%	8/1/2023	12/31/2025	-	1,080	1,080
Total					**$ -**	**$ 81,705**	**$ 81,705**

The Lines of Credit are considered long-term liabilities, and accrue at a rate of Ten Percent (10%). Any prepayment will first be applied to accrued interest and then to the principal balance. Unless extended, the Borrower is obligated to repay the Loan in full on or before December 31, 2025 (the "Maturity Date"). This Agreement will automatically renew for additional one-year periods (the "Extension Periods") unless either party provides written notice of termination at least 30 days prior to the Maturity Date.

Convertible Note

The Company has issued convertible loan notes to various lenders, accruing interest at 8% per annum. Details of Convertible Notes issued and outstanding are as follows:

					As of 31, December 2024		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
2023 Convertible Note	$ 100,000	8.00%	11/13/2023	12/31/2025	$ 100,000	$ -	$ 100,000
2024 Convertible Note	25,000	8.00%	01/26/2024	12/31/2025	25,000		25,000
2024 Convertible Note	65,000	8.00%	04/01/2024	12/31/2025	65,000		65,000
Total					**$ 190,000**	**$ -**	**$ 190,000**

In the event that the Company issues and sells one or more classes of shares of its equity securities (together, “Equity Securities”) to investors (the “Investors”) while this Note remains outstanding (an “Equity Financing”), then the

outstanding principal amount of this Note and any unpaid accrued interest, and all other amounts due and payable to the Holder hereunder or in connection herewith, shall upon the mutual agreement of the Company and the Holder, be converted into Equity Securities (the "Conversion Interest") at a conversion price equal to the cash price paid per unit of Equity Securities by the Investors in the Equity Financing multiplied by 0.667. The Company shall give the Holder notice of an Equity Financing not less than ten (10) days prior to the anticipated date of consummation of the Equity Financing. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the Conversion Interests issuable with respect to such conversion shall be validly issued, fully paid, and nonassessable. The Company shall not close its books against the transfer of the Conversion Interests issued or issuable upon conversion of this Note in any manner that interferes with the timely conversion of this Note. The Company shall assist and cooperate with any Holder required to make any governmental filings or obtain any governmental approval prior to or in connection with the conversion of this Note (including, without limitation, making any filings required to be made by the Company). The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost, as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 10,325,000 shares of common stock at a par value of $0.0001. As of December 31, 2024, 8,500,000 shares of common stock have been issued and are outstanding.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

In 2023, the Company entered into line of credit agreements with TDJ Global Concepts, LLC, amounting to $100,000 and Harberg Inc., amounting to $125,000, and Espartaco Borga, amounting to $125,000. TDJ Global Concepts LLC is the 100% owner of Venduni Inc. and, therefore, a related party. Harberg Inc. is owned by Joseph L. Harberg, who is a shareholder in TDJ Global Concepts Inc. (the parent) and therefore a related party. Espartaco Borga is a shareholder in TDJ Global Concepts, LLC, and therefore a related party and ultimate beneficial owner. The line of credit bears an interest rate of 8% -10% per annum and is set to expire on December 31, 2025. As of December 31, 2024, the outstanding balance on these lines of credit is $81,705, and it is classified under Long-term liabilities.

As of December 31, 2024, the Company had an outstanding balance of $12,588 classified as accounts payable, related to intercompany transactions with La Duni, a related party. The Company currently purchases most of its products from La Duni.

In 2024, the Company covered a certain expense on behalf of La Duni Concepts LLC, a company owned by Espartaco Borga and Dunia Terselich Borga, who are shareholders of TDJ Global Concept, LLC and therefore a

related party. The Company is expected to collect this money in the future period. As of December 31, 2024, the outstanding balance of the amount due from a related party is $179,852.

MSJ Interests, LLC, a Company owned by the children of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 32,460 shares of common stock.

HJH Interests, LLC, a Company owned by the siblings of Joseph L. Harberg, a shareholder in TDJ Global Concept LLC (the parent) and therefore a related party, has invested $20,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 32,460 shares of common stock.

Paola Venessa Borga, sister of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 60,987 shares of common stock.

Antonio De La Pena Soto, brother-in-law of Espartaco Borga (a shareholder in TDJ Global Concept LLC, the parent) and therefore a related party, has invested $40,000 in the Company through a convertible note. Details of the convertible notes, including the conversion feature, are disclosed in Note 5 of these financial statements. On April 10, 2025, the convertible note, including accrued interest, was converted into 60,987 shares of common stock.

10. SUBSEQUENT EVENTS

On April 10, 2025, the convertible note in the principal amount of $295,000, together with accrued interest, was converted into 471,843 shares of common stock.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $92,979, an operating cash flow loss of 34,682, and liquid assets in cash of $389, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.